Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Scott P. Doney~	Joe Laxague~	Facsimile: 702-944-7100
Email: sdoney@caneclark.com

August 7, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 4561

Attention:  Duc Dang, Staff Attorney, Division of Corporation Finance

Re:           Media Sentiment, Inc.
 Amendment No. 7 to Registration Statement on Form S-1
 Filed July 9, 2008
                 File No. 333-144101

We write on behalf of Media Sentiment, Inc. (the “Company”) in response to your letter of August 7, 2008, by Michael McTiernan, Special Counsel of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Amendment No. 7 to Registration Statement on Form S-1 (the “Comment Letter”).  On behalf of the Company, we have filed with the Commission via the EDGAR system, the Seventh Amended Registration Statement on Form S-1 (the “Seventh Amended S-1”).

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Audited Financial Statements as of December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-1

1.
We have reviewed your response to comment four and your inclusion of the other audit report for your financial statements for the year ended December 31, 2006.  The audit report date and the lack of an explanatory paragraph regarding a going concern are inconsistent with the audit report references in your current audit report dated March 28, 2008 and audit reports that have been included in previous amendments of your S-1.  Please clarify or revise to include the appropriate audit report.

Please be advised that the audit report dated February 20, 2007 was inadvertently attached.  The correct audit response report is dated February 9, 2007.  This has been included in the Form S-1/A, Amendment Number 8 with an appropriate explanatory note.

Exhibit 23.2

2.	The date of the audit report referenced in the consent is inconsistent with the audit report date on the opinion included on page F-2. Please clarify or revise accordingly.

We have filed a new Auditor's Consent to be consistent with the Audit Report date March 28, 2008 contained on page F-2.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/Scott Doney
Scott Doney, Esq.
Cane Clark, LLP